UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Akero Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00973Y 108

(CUSIP Number)

Kristin Howell

Fund Controller

Apple Tree Partners

230 Park Avenue, 28th Floor

New York, NY 10169

(917) 572-2230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13D

CUSIP No. 00973Y 108	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,830,203
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,830,203
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,830,203
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13D

CUSIP No. 00973Y 108	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ATP III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,830,203
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,830,203
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,830,203
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

13D

CUSIP No. 00973Y 108	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Seth L. Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,838,869
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,838,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,838,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 888314101	Page 5 of 7 Pages

Schedule 13D

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2019 by the Reporting Persons (as amended from time to time, the “Schedule 13D”), relating to their beneficial ownership in Akero Therapeutics, Inc. (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3	of the Schedule 13D is amended and supplemented as follows:

The source of the funds to purchase the Shares acquired by ATP IV reported in Item 5(c) below was the working capital of ATP IV.

Item 5.	Interest in Securities of the Issuer.

Item 5	of the Schedule 13D is amended and supplemented as follows:

(a)

ATP IV directly holds 5,830,203 Shares, and Dr. Harrison has been granted stock options exercisable for 39,000 Shares, of which 8,666 have vested or will vest within the next 60 days. Dr. Harrison holds the stock options for the benefit of ATP IV under his arrangement with Apple Tree Venture Management, LLC. ATP IV, ATP GP and Dr. Harrison may be deemed to own beneficially 17.2% of the Issuer’s Common Stock, which percentages are calculated based on 33,899,388 shares of Common Stock issued and outstanding on July 10, 2020, immediately following the Issuer’s secondary public offering, as reported in the Issuer’s prospectus filed on July 9, 2020.

(c)

On July 10, 2020, ATP IV purchased 415,000 Shares at a purchase price of $36.00 per share in connection with the Issuer’s secondary public offering. On June 1, 2020, Dr. Harrison received 13,000 Shares in the form of a stock option. Except as set forth in this Item 5(c), none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6	of the Schedule 13D is amended and supplemented as follows:

Second Lock-Up Agreement

In connection with the Issuer’s secondary public offering, ATP IV entered into a lock-up agreement (the “Second Lock-Up Agreement”) with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Jefferies LLC and Evercore Group L.L.C., as representatives of the several underwriters. Pursuant to the terms of the Second Lock-Up Agreement, ATP IV has agreed, with certain exceptions, during the period ending 90 days after July 7, 2020, that it may not, and may not cause any direct or indirect affiliate to, without the prior written consent of the representatives

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock;

13D

CUSIP No. 888314101	Page 6 of 7 Pages

•	enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock;

•

make any demand for or exercise any right with respect to the registration of any shares of the shares of Common Stock or any security convertible into or exercisable or exchangeable for shares of Common Stock; or

•	publicly disclose the intention to do any of the foregoing.

ATP IV’s covenants under the Lock-Up Agreement do not apply with respect to the 415,000 Shares purchased by ATP IV in the Issuer’s secondary public offering. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 4 hereto, and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7	of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 4	Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1 filed on July 6, 2020).

13D

CUSIP No. 888314101	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    July 14, 2020

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd.
General Partner

By:	/s/ Seth L. Harrison
Seth L. Harrison
Director

ATP III GP, Ltd.

By:	/s/ Seth L. Harrison
Seth L. Harrison
Director

/s/ Seth L. Harrison
Seth L. Harrison